

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

Mr. Richard Kern
Chief Executive Officer
American Goldfields Inc.
5836 South Pecos Road
Las Vegas, Nevada 89120

> **Re: American Goldfields Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed May 1, 2009**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2009**
> **Filed December 15, 2009**
> **File No. 000-49996**

Dear Mr. Kern:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Chris White
Branch Chief